John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

July 29, 2014

Mr. Keith Gregory (gregoryk@sec.gov)
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Brown Capital Management Mutual Funds (the “Trust”) (File Nos. 811-06199 and 033-37458)

Dear Mr. Gregory:

On June 13, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 68 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 69 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of making revisions to the investment strategies sections of each of The Brown Capital Management Mid-Cap Fund, The Brown Capital Management Small Company Fund, and The Brown Capital Management International Equity Fund (the “Funds”), as well as adding an additional share class to The Brown Capital Management International Equity Fund.

On July 16, 2014, July 25, 2014, and July 28, 2014 you provided comments to me and my colleague, Cyndie Baughman, relating to the Amendment. This letter responds to those comments. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. To the extent we were capable, we have attempted to organize the comments and responses using the category and sub-category headings you identified to us in our call. Contemporaneously, with this letter, which we am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes. As we discussed, the Trust will also be submitting a request for acceleration.

General Comments:

Missing Information

1.
Comment:      Please complete or update all missing information that is currently in brackets or missing in the prospectus and statement of additional information (e.g .., institutional shares ticker symbol, fee tables, bar charts, and certain brokerage information).

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

Response: The Trust has revised the disclosure as you have suggested.

Conforming Comments

2.
Comment:      Please make conforming changes in response to Staff comments in the prospectus and statement of additional information for each of the Funds included in the registration statement, as appropriate. Comments specific to any particular Fund and/or their share classes will be noted.

Response: The Trust has attempted to make conforming changes in response to Staff comments, as applicable and appropriate.

Defined Terms

3.
Comment:      Please define capitalized terms when they are first used and then use those defined terms consistently throughout the registration statement, e.g., upper case “Board” in footnote 2 to the fee table and upper case “Advisor” or “BCM” throughout.

Response: The Trust has reviewed the registration statement and revised the disclosures in accordance with your comment as it has deemed appropriate.

Table of Contents

4.	Comment: Please ensure that page number references in the table of contents are correct.

Response: The Trust will revise the disclosure as you have suggested at the time of filing the definitive form of prospectus in the B-filing or the follow-up Rule 497 filing.

Prospectus Comments:

Prospectus Disclosure

5.
Comment:      Page 2 of the prospectus appears to repeat certain cover page disclosure ( e.g., Fund names and CUSIP numbers. Such disclosure is not permitted to precede Form N-1A Items 2 – 8 of the prospectus. Please delete or move the disclosure.

Response: The Trust has removed this disclosure.

Fee Table

6.	Comment: If “acquired fund fees and expenses” will not exceed 1 basis point, please delete the “acquired fund fees and expenses” line item to the fee table.

Response: The Trust has revised the disclosure as you have suggested.

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

Fee Waiver Disclosure

7.	Comment: Please supplementally confirm that the Funds’ expenses used to calculate the costs of investing in the Funds only include the fee waiver and/or expense limitations for year 1.

Response: The Trust confirms that the expenses used to calculate the cost of investing in the Funds include the fee waiver and/or expense limitation for the Year 1 column only.

General Comments on Principal Investment Strategies and Principal Risks

8.
Comment:      The first sub-section of both the Form N-1A Item 4 and Item 9 principal investment strategies is labeled “Objective.” Objectives are disclosed in Item 2 and strategies are disclosed in Item 4. Therefore, please revise or rename the “Objective” sub-heading.

Response: The Trust has revised the disclosure as you have suggested.

80% Test

9.
Comment:      Please clarify that each Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the securities suggested by its name (e.g., 80% of net assets, plus the amount of any borrowings for investment purposes, in companies with market capitalizations that qualify them to be considered mid-cap companies).

Response: The Adviser has confirmed that each Fund will invest in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended.

Plain English Comments

10.
Comment:      Please review the prospectus disclosure in light of the Plain English requirements under Rule 421(d) of the Securities Act of 1933 and recent IM Staff Guidance, particularly in the summary section of the prospectus. See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) June 2014 (“Guidance”). We note the following: summary/duplication – the summary section is intended to summarize key information important to an investment decision, with more detailed information reported elsewhere. In addition, the Funds should not duplicate disclosure already disclosed in the summary section. See Guidance at 2-3 and Items 4 and 9 of Form N-1A. Accordingly, please briefly summarize each Fund’s principal investment strategies (e.g., investment criteria and types of securities and move detailed information to a later point in the prospectus, e.g. the Adviser’s Philosophy and Investment Approach. We note that much of the information currently disclosed in the summary section, e.g., principal strategies and principal risks and the Adviser’s Philosophy and Investment Approach is substantially the same as the information presented later in the prospectus.

Response:      The Trust has reviewed the guidance you have referenced. We note that the Guidance, as well as the requirements of Form N-1A, do not mandate that a Fund may not duplicate disclosure provided in Items 4 and 9. Further, we note that the Guidance and Form N-1A each suggests that a mutual fund need not duplicate the information provided in response to Items 4 and 9 (emphasis added).

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

Notwithstanding, the Trust has reviewed its disclosure and revised the disclosure to the extent it has deemed appropriate in light of your comment. The Adviser has noted that it believes much of the disclosure provided in the summary section of the prospectus in response to Item 4 is important for the investor to appreciate the principal investment strategies of the Funds. Accordingly, the majority of the disclosure has been kept in the Item 4 section of the prospectus, but has been eliminated in the Item 9 disclosure. We also note that we have attempted to address many of the other comments in this letter, including principally, those relating to “Plain English,” which we believe will assist investors in appreciating the Funds’ principal investment strategies.

Technical Terminology and Paragraph Structure

11.
Comment:      Please avoid the use of technical terms and long sentences and dense paragraphs. See Guidance at 3 (e.g., please revisit the use of the terms, “risk premiums”, “risk free rates,” “cross-pollination,” “benchmark agnostic” and “capitalization range”) and please revise in accordance with Plain English principals.

Response: The Trust has attempted to revise the disclosure in a manner with consistent with your suggestion.

Principal and Non-Principal Strategies and Risks

12.
Comment:      Please review the disclosures in each Funds’ summary section with respect to preferred stocks, convertible bonds and warrants. If investments in these securities are not part of the Funds’ principal strategies and risk profile, then move the disclosure elsewhere in the prospectus and SAI. See Guidance at 4 and Items 4 and 9 of Form N-1A.

Response: The Trust has removed the disclosure of these securities from the summary section as they are not principal investments utilized by the Funds.

Principal Risks / Sector Risks

13.
Comment:      Please consider disclosing separate principal risks for each Fund relating to any overweighting in certain sectors and/or industries represented in its investment portfolio (e.g., the Small Company Fund invests in six sectors).

Response: The Trust has revised the disclosure as you have suggested.

Foreign Securities / ADRs (comment relates only to the Mid-Cap Fund and Small Company Fund)

14.
Comment:      On page 3 of the Statement of Additional Information, the disclosure indicates that the Mid Cap Fund and the Small Company Fund may purchase ADRs. The disclosure also states that the Funds do not consider securities of foreign issuers principally traded on U.S. markets to be “foreign securities.” Please address the following: (i) if significant investments will be made in ADRs, please clarify whether the Mid Cap Fund and the Small Company Fund will invest in ADRs and consider them

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

to be foreign securities in the prospectus; and (ii) please disclose the differences between ADRs and securities of foreign issuers principally traded on U. S. markets, where appropriate.

Response:      The Adviser has confirmed that the Mid Cap Fund and Small Company Fund will not invest in such securities as a principal investment and, as such, will leave the disclosure on ADRs in the SAI. As to (ii), the Trust has revised the disclosure as you have suggested.

Adviser’s Philosophy and Investment Approach

15.
Comment:      Note that in comment #10, we requested that you consider relocating this section to the Item 9 disclosure in the prospectus. If the Registrant determines to keep this disclosure as is, the Registrant should be summarizing it significantly. Additionally, please address the following with respect to the disclosure under this section “Adviser’s Philosophy and Investment Approach”: each Fund includes disclosure substantially similar to the following: “. . . . the Adviser believes that a sustained commitment to a portfolio of exceptional companies will, over time generate attractive long-term returns. They believe exceptional companies save time, lives, money and headaches and provide an exceptional value proposition to consumers.” Please clarify whether a potential addition to a Fund’s portfolio must satisfy all of the listed standards in the second sentence (e.g., save times, lives, money, . . . etc.). Please also clarify the context of what each standard means (e.g., saving headaches and saving lives). For example, with respect to headaches, are you referring to customer service or that market sector? With respect to saving lives, are you referring to certain industries or sectors involved in saving or extending lives? If so, please revise the disclosure as appropriate.

Response: The Trust has attempted to revise the disclosure in a manner with consistent with your suggestion.

Mid-Cap Fund and International Equity Fund

16.
Comment:      Please disclose and/or describe the connection between the investment philosophy (e.g., investments in exceptional companies) and the investment approach. The Small Company Fund appears to make this connection apparent.

Response: The Trust has attempted to revise the disclosure in a manner with consistent with your suggestion.

Portfolio Company Management

17.
Comment:      Under the caption “Portfolio Company Management” and throughout the prospectus, the disclosure indicates that certain of the Adviser’s employees may have had various types of interactions with the management of prospective portfolio companies as part of their investment decision process, e.g., personal interviews, overseas visits to company headquarters and telephone discussions. Please supplementally explain the general substance of the dialogue between the employees of the Adviser and company management, including whether any non-public information is or has been disclosed to such employees. Please also consider whether such disclosure is appropriate as it may suggest to the investor that the Fund may be privy to non-public information.

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

Response:      The Adviser has indicated that during the course of the discussions described in your comment, management only discusses information that relates to publicly available information of the portfolio management companies. The Adviser has in place policies and procedures designed to ensure its employees are fully aware of the restrictions on trading based on non-public information. The Adviser has indicated that they do not believe it is appropriate to limit the disclosure on this point as this disclosure conveys important information about the diligence process followed by the Adviser in managing each Fund’s portfolio.

Construction of Financial Information

18.
Comment:      Please revise the Item 9 disclosure to explain how the Adviser’s analytical process is able to construct company balance sheets, income statement and cash flows without the necessary underlying financial information from the issuer, as well as why it includes this procedure as part of its analytical process.

Response: The Trust has attempted to revise the disclosure in a manner with consistent with your suggestion.

Historical Statement / Investment Strategy

19.
Comment:      Please consider deleting or explaining why the Registrant believes the following statement is appropriate: The Adviser has used this approach since 1983. We believe that the statement may have possible implications with respect to the historical success of the Adviser’s investment approach.

Response: The Trust has removed this disclosure.

Comments on the Individual Funds

Mid-Cap Fund

20(a).
Comment:      In the investment strategy section, please describe in greater detail the meaning of “reasonable valuation.” Please make a conforming change in the disclosure for the other Funds where appropriate. The concept is addressed in the disclosure regarding the sale discipline” (i.e., “. . . .expects to hold the securities for the long term or its valuation is no longer reasonable.”).

Response: The Trust has revised the disclosure as you have suggested.

20(b).
Comment:      In the performance information relating to the bar chart and in the second sentence in the paragraph above the bar chart, please insert “(before and after taxes)” after past performance. Please make a conforming change in the bar chart narrative for the other Funds where appropriate.

Response: The Trust has revised the disclosure as you have suggested.

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

20(c).
Comment:      Please update the information in the bar chart to include the most recent calendar year. Please also include disclosure stating that the bar chart relates to the Fund’s institutional share class. Please make a conforming change in the bar chart disclosure for the other Funds where appropriate.

Response: The Trust has revised the disclosure as you have suggested.

20(d).
Comment:      The Fund currently discloses information about its returns for the most recent year to date calendar quarter in the highest and lowest quarterly returns table. Please move this disclosure to a footnote to the bar chart. Please make a conforming change in the bar chart disclosure for each other Fund where appropriate.

Response: The Trust has revised the disclosure as you have suggested.

20(e).
Comment:      In the average annual total returns table, please insert: “(reflects no deduction for fees, expenses, or taxes)” after the name of each index listed in the average annual total returns table. Please make a conforming change in the table for each Fund.

Response: The Trust has revised the disclosure as you have suggested.

20(f).
Comment:      In the section entitled “Management / Portfolio Managers,” if appropriate, please delete information concerning Mr. Baker’s tenure with the Adviser. It does not appear that he is listed as a current portfolio manager of the Fund.

Response: The Trust has revised the disclosure as you have suggested.

Small Company Fund

21(a).
Comment:      In the first sentence in the section entitled “Adviser’s Investment Approach,” please clarify what is meant by the concept, “an unconventional strategy.” Please supplementally explain why early identification of an investment in small companies that have the wherewithal to become larger companies is unconventional.

Response: The Trust has revised the disclosure as you have suggested.

21(b).
Comment:      With regard to the Fund’s concentration policy, the Fund’s disclosure indicates that the Adviser will limit its allocations to any of six enumerated sectors to 33% of the Fund’s assets. If appropriate, please disclose that the Fund has a policy to concentrate in securities of issuers in a particular industry or group of industries. If necessary, please also include an appropriate risk factor. In addition, please supplementally explain whether the Fund’s stated allocation policy may potentially violate its fundamental concentration restriction.

Response:      None of the Funds intend to concentrate in any one industry or group of industries. The reference to the 33% and six sectors relate to sectors and not industries. A sector refers to a large segment of the economy while industry refers more to a specific group of companies or businesses. The Funds

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

disclose in the statement of information how they will define industry for concentration purposes are follows:

For purposes of the Funds’ policies on investments in any one industry or group of industries (concentration), the Small Company Fund utilizes Bloomberg Industry Classification Subgroups and each of the Mid-Cap and International Funds utilize Global Industry Classification Standards (“GICS”).

21(c).	Comment: Please clarify the meaning of the “Miscellaneous Sector.” For example, does it include any type of sector outside of the other five listed sectors or does it have a specific meaning.

Response: The Trust has revised the disclosure as you have suggested.

21(d).	Comment: Please consider whether adding a risk factor relating to micro-cap companies is appropriate. We note that approximately 30% of the Russell 2000 Index is comprised of micro-cap issuers.

Response: The Trust has revised the disclosure as you have suggested.

International Equity Fund

22(a).
Comment:      Please revise the expense example to present information relating to the Fund’s institutional share class as the expense information for that class of shares is currently available. Additionally, it is unclear why the reference to “investor shares” is tied to the example.

Response: The Trust has revised the disclosure as you have suggested.

22(b).
Comment:      The disclosure indicates that “eligible portfolio companies” are non-U.S. based companies, domiciled outside of the U.S. The disclosure also indicates that eligible companies include U.S. listed securities of companies domiciled outside of the U.S. Please clarify whether the Fund will invest in ADRs and/or GDRS. If appropriate, please clarify the meaning of “domiciled outside the U.S.” in Plain English.

Response: The Trust has revised the disclosure as you have suggested.

22(c).
Comment:      The Statement of Additional Information states on page 4 that the International Equity Fund’s custodian will automatically invest in forward currency exchange contracts. If significant, please include prospectus disclosure relating to investing in forward currency exchange contracts and/or other derivative securities and please add related risk factors. Please also supplementally explain the mechanics of this procedure. For example, where and how does the custodian receive the funds to purchase the forward currency exchange contracts. Are the terms, types, currency pairs, and duration of the contracts pre-set? What role does the Adviser play with respect to investment in these contracts? Are these contracts considered a liability and/or asset of the Fund?

Response: The Trust has revised the disclosure as you have suggested.

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

22(d).
Comment:      In the performance information presentation, please insert a footnote to the bar chart explaining the following: the reasons for the selection of the Investor Share Class e.g., that the returns presented are for a share class that is not presented that would have substantially similar annual returns). See Instruction 3b to Item 4 of Form N-1A.

Response: The Trust has revised the disclosure as you have suggested.

22(e)
Comment:      In the performance information narrative section, please delete the last sentence of the narrative that discusses the difference in performance of the International Equity Fund’s investor and institutional share classes as this is duplicative information.

Response: The Trust has revised the disclosure as you have suggested.

Temporary Defensive Policy

23.
Comment:      If accurate, please revise the disclosure to indicate that temporary defensive positions taken by the Funds in response to adverse market and other conditions may be or are inconsistent with their principal investment strategies.

Response: The Trust has revised the disclosure as you have suggested.

Securities Lending

24.	Comment: If significant, please disclose the Funds’ policy with respect to securities lending where appropriate.

Response:      The Funds currently do not engage in securities lending. To the extent a determination is made in the future to engage in securities lending, the Trust will revise the disclosure as appropriate, including, as necessary, including such disclosure in the Fund’s principal investment strategies.

Approval of Advisory Contracts

25.	Comment: Please include the required disclosure concerning the Board’s discussion relating to the approval of the advisory contract for the International Equity Fund.

Response: The Trust has revised the disclosure as you have suggested.

Purchase and Sale of Fund Shares

26.
Comment:      Please utilize initial capital letters in the term “good form” on page 39 of the prospectus. Please describe the requirements for an order or other request to be submitted by a shareholder in “Good Form,” including the creation of an appropriate defined term.

Response: The Trust has revised the disclosure as you have suggested.

Other Important Information / Multiple Class Funds

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

27.	Comment: Please briefly describe the main features of the multiple class structure of the Funds. This can be disclosed wherever the Registrant believes is an appropriate location for this information.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information Comments:

Fundamental Investment Limitations

28.	Comment: On senior securities and borrowing money limitations numbers 5 and 6, please provide adjacent narrative disclosure indicating what is permissible under the Investment Company Act of 1940.

Response: The Trust has added the requested disclosure following the list of investment limitations.

Brokerage Commissions

29.	Comment: Under the section entitled, “portfolio transactions” in the last paragraph, please correct the typographical error in the first sentence by changing the first 2014 to 2013.

Response: The Trust has revised the disclosure as you have requested.

Committees

30.
Comment:      With regard to the Governance and Nominating Committee, the disclosure indicates that the Committee may consider shareholder nominees for candidacy as a trustee. Please explain the circumstances pursuant to which shareholder nominees may not be considered. Please also disclose the procedures for shareholders to submit nominee recommendations.

Response:      The Trust has included in Appendix B to its registration statement the charter for the Committee which addresses this comment. The Trust has also added additional disclosure to this section to make clear that information on shareholder nominees is included in this Appendix.

Codes of Ethics

31.	Comment: Please state that the Funds’ distributor has adopted a code of ethics. Alternatively, please supplementally explain why such information is not required.

Response: The Trust has revised the disclosure as you have requested.

Investment Adviser Controls

32.
Comment:      In both the prospectus and statement of additional information, disclosure is made regarding Mr. Lee’s and Mr. Brown’s ownership interest in the Adviser. Please clarify the manner of Messrs. Lee and Brown’s ownership in the Adviser (e.g., controlling stock or limited liability company interests). See Item 19(a)(1) and (2) of Form N-1A. If appropriate, please disclose any affiliates of the

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

Funds who are also affiliates of the Adviser, including a list of the capacities in which the person is an affiliate with the Funds and the Adviser.

Response: The Trust has reviewed the disclosure and believe that it fully complies with the applicable disclosure requirements of Form N-1A, including specifically Items 19(a)(1) and (2).

Compensation of Portfolio Managers

33.	Comment: Please clarify if any of the portfolio managers’ compensation is performance based. If so, please identify any performance benchmarks and their related measurement periods.

Response: The Trust has revised the disclosure as you have requested.

The Distributor

34.
Comment:      Please clarify the dollar amount of the aggregate brokerage commissions that were retained by the Funds’ principal underwriter/distributor, ALPS Distributors, for each of the last three fiscal years. See Item 25(a)(3) of Form N-1A.

Response: The Funds are no-load mutual funds and, as such, this Form N-1A requirement is not applicable.

Tandy Representation

35.	Comment: On Registrant’s final response letter to these comments, please ensure that a Tandy representation is included.

Response: Registrant has included a Tandy representation in this response letter.

Additional Comments (July 25, 2014):

1.
Comment:      With regard to Comment #9 above, we see that the way the 80% test is described in the summary portion of the prospectus for each Fund differs from that in the Item 9 portion of the prospectus, for example, certain disclosure mentions 80% of assets and elsewhere it is noted 80% of total assets. Please be consistent. Consider revising to “total assets” consistently.

Response: The Trust has revised the disclosure as you have suggested.

2.
Comment:      With regard to Comments #10-11 above, please consider for each Fund how the following sentence can be revised to provide some clarification to investors. We believe the language as currently drafted is overly broad and very non-described and may be confusing to investors as to why type of companies the Funds invest in:

The Advisor believes exceptional companies save time, lives, money and headaches and provide an exceptional value proposition to consumers.

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

Response: The Trust has added additional disclosure to clarify the meaning of the above language.

3.
Comment:      For the International Equity Fund, consider re-defining non-U.S. companies. We appreciate that the Registrant will include a 3-point test for companies that are non-U.S., but there seems to be a focus on domicile. Consider removing the clause “those companies domiciled outside the U.S.” from the first paragraph and the concept of domicile from the lead-in to the 3 prongs in the second paragraph.

Response: The Trust has revised the disclosure as you have suggested.

4.
Comment:      On the Bar Chart and Table for the International Equity Fund Institutional Class  Prospectus, please explain pursuant to Instruction 3(c)(ii)(D) why the performance for the Investor Class is shown. Also, in the first sentence in this section, please change the reference to “Investor Shares” to “Institutional Shares.”

Response: The Trust has revised the disclosure as you have suggested.

5.
Comment:      We understand Registrant has added additional language to “Other Investment Policies” with regard to the Funds utilizing temporary defensive positions. Please modify this language according to Item 9, Instruction 6 to make that that when temporary defensive positions are taken, they may not be consistent with the Funds’ investment objective and it may not be achieved.

Response: The Trust has revised the disclosure as you have suggested.

Additional Comments (July 28, 2014):

1.	Comment: With regard to the Small Company Fund, please consider removing the line item for acquired fund fees and expenses when such line item is 1 basis point or less.

Response: The Trust will consider making this revision in a later filing following the B-Filing.

2.
Comment:      With regard to the International Equity Fund, consider whether the following  parenthetical is duplicative and can be removed: (also including entities that are legally incorporated outside of the U.S. and/or have a non-U.S. headquarters).

Response: The Trust will consider making this revision in a later filing following the B-Filing.

3.	Comment: With regard to the International Equity Fund, please consider updating the “Euro Risk” disclosure as it seems to be dated.

Response: The Trust will consider making an update to this disclosure in a later filing following the B-Filing.

4.	Comment: In the above Comment #14 relating to ADRs, please consider in the SAI under “foreign securities” whether the following language should remain or explain better its meaning: “provided, however, these Funds do not consider securities of foreign issuers principally traded on U.S. markets to

Mr. Gregory
U.S. Securities and Exchange Commission
July 29, 2014

be foreign securities.” Additionally, please consider that the changes made in response to Comment #14 may be duplicative as compared to existing language in this section. You may also wish to consider adding disclosure regarding sponsored and unsponsored depository receipts in this section.

Response : The Trust will consider making an update to this disclosure in a latter filing following the B-Filing.

*         *         *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively